FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 2, 2021

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (the “Issuer” or “Banco Santander”) announces its decision to carry out the optional early redemption of all outstanding Series 7 Preferred Securities, issued with a nominal total value of GBP 250,000,000 originally by “Santander Finance Preferred, S.A.U. and guaranteed by Banco Santander, with ISIN code ISIN XS0307728146 and common code 030772814, which are traded on the London Stock Exchange (the “Preferred Securities”).

The early redemption of all of the outstanding Preferred Securities, which has been authorised by the European Central Bank, will be carried out on the Distribution Payment Date falling on 10 October 2021 (the “Call Date”), pursuant to Conditions of the Preferred Securities of the relevant prospectus dated 8 August 2007 (the “Terms and Conditions”). The decision of the Issuer to exercise the optional early redemption right is irrevocable, and holders of the Preferred Securities are being informed by means of this announcement of other relevant information and other foreseen notices, in the form, within the required timeframe, and for the purposes set out in Conditions 4 and 8 of the Terms and Conditions.

The early redemption price, which will be equal to the outstanding nominal value (liquidation preference in the terminology of the prospectus) of each Preferred Security plus any accrued and unpaid distribution associated to each Preferred Security up to (but excluding) the Call Date, will be paid to the holders of the Preferred Securities by the Principal Paying Agent, in accordance with the Terms and Conditions, on 11 October 2021.

Boadilla del Monte (Madrid), 2 September 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 2, 2021	By:	/s/ Pedro de Mingo Kaminouchi
		Name:	Pedro de Mingo Kaminouchi
		Title:	Head of Regulatory Compliance